Exhibit 99.1

Ozon Announces Results of 2022 Annual General Meeting

December 20, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, held its 2022 Annual General Meeting of Shareholders (“AGM”) on Tuesday, December 20, 2022. According to the voting results, all of the agenda items proposed for consideration at the AGM have been approved.

The AGM notice was provided to the Company’s shareholders on record and, through depositary, BNY (Nominees) Limited, to all registered holders of American Depositary Shares (“ADSs”) as of November 21, 2022. The total number of ordinary shares indicated in the received proxies was 163,696,930, of which the voting rights were exercised in relation to 163,669,223. All of the two Class A shareholders submitted their votes and properly voted on the election of the Non-Executive Directors in accordance with Regulations 75A and 75B of the Company’s Articles of Association.

The following is a brief description of the AGM agenda voted at the Company’s AGM held on December 20, 2022:

1.

Approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2021, together with the respective independent auditors’ reports and the management reports where applicable.

2.

Appointment of KPMG Limited (Cyprus) and JSC KEPT (Russia) as the Company’s auditors for the period commencing from the conclusion of this meeting until the conclusion of the next following annual general meeting and authorization of the Board of Directors to fix remuneration of auditors.

3.	Re-election of Directors based on recommendation of Nominating Committee and rotation rules in the Company’s Articles of Association:

3a.	To re-elect Mr. Igor Gerasimov, as an Executive Director

3b.	To re-elect Ms. Elena Ivashentseva, as a Non-Executive Director

3c.	To re-elect Mr. Dmitry Kamensky, as a Non-Executive Director

3d.	To re-elect Mr. Alexey Katkov, as a Non-Executive Director

Regarding approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2021, together with the respective independent auditors’ reports and the management reports where applicable, the final voting results were as follows:

Votes for	Votes Against	Abstained
161,335,845	1,559,747	773,631

Regarding the appointment of the Company’s auditors, KPMG Limited (Cyprus) and JSC KEPT (Russia), for the period commencing from the conclusion of this meeting until the conclusion of the next following annual general meeting and authorization of the Board of Directors to fix remuneration of auditors, the final voting results were as follows:

Votes for	Votes Against	Abstained
163,514,903	106,688	7,778

Regarding re-election of Directors based on recommendation of Nominating Committee and rotation rules in the Company’s Articles of Association with the rest of the Directors continuing their directorship on the Board of Directors as is, the final voting results were as follows:

The following Director was re-elected as an Executive Director:

Director	Votes for	Votes Against	Abstained
Mr. Igor Gerasimov	81,121,968	17,562,581	20,706

The following Director was re-elected as a Non-Executive Director*:

Director
Ms. Elena Ivashentseva	The Class A shareholder voted for appointment

The following Director was re-elected as a Non-Executive Director*:

Director
Mr. Dmitry Kamensky	The Class A shareholder voted for appointment

The following Director was re-elected as a Non-Executive Director*:

Director
Mr. Alexey Katkov	The Class A shareholder voted for appointment

*	Pursuant to Regulations 75A and 75B of the Articles of Association of the Company, only Class A shareholders were entitled to exercise the voting right on this particular agenda item.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

4